SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM SB-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                          AUTO CREDIT ACCEPTANCE, LTD.
             (Exact name of registrant as specified in its charter)
                           d/b/a autocreditaccept.com


          Washington                                             91-1887665
  (State or Jurisdiction of    (Primary Standard Industrial   (I.R.S. Employer
Incorporation or Organization)  Classification Code Number)  Identification No.)

                         9564 Silverdale Way, Suite 201
                  Silverdale, Washington 98383; (360) 698-1279
          (Address And Telephone Number Of principal executive offices)

              Jack Orr, Esq., 3109 Narrows Place, Tacoma, WA 98407
                      ------------------------------------
                     (Name and Address of agent of service)


                                 (253) 756-9795
                                -----------------
                               (Telephone Number)

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [ ]

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 Page 1 of 36
                        Exhibit Index Begins on Page 36

Calculation  of  Registration  Fee
================================================================================
Title  of    |  Amount      |   Proposed     |   Proposed     |  Amount        |
each Class   |  to be       |   maximum      |   maximum      |  of            |
of           |  registered  |   offering     |   aggregate    |  registration  |
Securities   |              |   Price per    |   offering     |  fee           |
to  be       |              |   share        |   price        |                |
registered   |              |                |                |                |
--------------------------------------------------------------------------------
Common       |  1,600,000   |    $6.00       |   $9,600,000(1)|  $2,640.00     |
Shares       |              |                |                |                |
--------------------------------------------------------------------------------
TOTAL           1,600,000        $6.00           $9,600,000      $2,640.00(2)
================================================================================

(1)  Based  on  the  proposed  offering  price  of  $6.00  per  share.
(2) This expense item does not represent the only expense of this offering. Other expenses as specified in Item 511 of Regulation S-B include Attorneys fees, blue sky fees, accountants' fees, and general registration fees.

                                TABLE OF CONTENTS
                             (Cross Reference Sheet)

     Pursuant to Item 501(b) of Regulation S-K and Rule 404(a) the following cross-reference sheet shows the location in the Prospectus of the information required to be included in response to Items of Form SB-1.

==============================================================================================
PART  I     Item                                          Location
==============================================================================================
Item  1     Forepart of Registration Statement and        Forepart of Registration Statement
            Outside Front Cover Page of Prospectus        Outside  Cover Page of Prospectus
Item  2     Inside Front and Outside Back Cover           Inside Front and Outside Back  Cover
            Pages  of  Prospectus                         Cover Pages of Prospectus
Item  3     Prospectus Summary                            Page  4

Item  4     Summary Financial Data                        Page  5

Item  5     Risk  Factors                                 Page  6

Item  6     Use  of  Proceeds                             Page  8

Item  7     Business                                      Page  9

Item  8     Management                                    Page  23

Item  9     Principal  Stockholders                       Page  25

Item  10    Certain  Transactions                         Page  26

Item  11    Dilution                                      Page  27

Item  12    Capitalization                                Page  28

Item  13    Description  of  Securities                   Page  29

Item  14    Plan  of  Distribution                        Page  32

Item  15    Shares  Eligible  for  Future  Sale           Page  33

Item  16    Legal  Matters                                Page  35

Item  17    Available  Information                        Page  35

                                                         INITIAL PUBLIC OFFERING
                                                                PROSPECTUS

                           AUTO CREDIT ACCEPTANCE, LTD
                           D/B/A AUTOCREDITACCEPT.COM

                                   $9,600,000

                        1,600,000 SHARES OF COMMON STOCK

 OFFERING PRICE: $6.00 PER SHARE         MINIMUM PURCHASE: 100 SHARES ($600.00)

     We have arbitrarily determined the offering price of $6.00 per share.


Auto  Credit  Acceptance,  Ltd.
9564  Silverdale  Way,  Suite  201
Silverdale,  Washington  98383

The  Offering
                      Per share     Total
                     ----------  ----------
Public  price          $6.00     $9,600,000
Selling consideration  $  -0-     $     -0-
Proceeds  to  ACA      $6.00     $9,600,000

We acquire or originate automobile loans in the "non-prime" sector of automobile financing. We hold these loans for investment.

This is our initial public offering, and no public market currently exists for our shares. The offering price may not reflect the market price of our shares after the offering.

           AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK

     This investment involves special risks including, immediate substantial dilution from the public offering price, substantial competition, possible operating losses, substantial dependence upon management, continued control by present shareholders, and the lack of any commitment to purchase shares. You should purchase the shares only if you can afford a complete loss.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined it this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We are offering the shares ourselves, through our officers and directors. They will not receive any compensation in connection with the offer and sale of the shares. In the future, it is possible that we may secure the services of securities broker and dealers who will offer and sell the shares on our behalf in which case they will receive compensation for their services. That compensation will be paid from the proceeds we receive from sale of the shares through the services of such brokers and dealers.


                                 September ___,1999

                         ESCROW OF SUBSCRIPTION PROCEEDS

We are offering the shares for sale on a continuous, best efforts basis. Pending sale of the minimum of 100,000 shares ($600,000) all proceeds from sale of the shares will be deposited into an escrow account at First Trust Bank, N.A. Upon sale of the minimum, the funds held in the escrow account will be released to us, after payment of discounts and commissions to selling agents, if any. Thereafter the offering will continue until all of the shares are sold or we terminate the offering. In the event that the minimum amount of shares are not sold by March 1, 2,000 the offering will be terminated and all proceeds held in the escrow account will be released to the persons having subscribed for the shares, together with interest earned, if any. We will not make any offering with this prospectus subsequent to September 30, 2000.


                      DEALER PROSPECTUS DELIVERY OBLIGATION

     Until ____________________ all dealers effecting transactions in the shares, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters, and with respect to their unsold allotments or subscriptions.

                           FORWARD LOOKING STATEMENTS

CERTAIN  STATEMENTS  INCLUDED  HEREIN  OR  INCORPORATED  BY REFERENCE CONSTITUTE
"FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM AT OF 1995 (THE "REFORM ACT"). IT IS OUR DESIRE TO TAKE
ADVANTAGE OF CERTAIN "SAFE HARBOR" PROVISIONS OF THE REFORM ACT AND WE ARE INCLUDING THIS SPECIAL NOTE TO ENABLE US TO DO SO. FORWARD-LOOKING STATEMENTS INCLUDED OR INCORPORATED BY REFERENCE IN THIS PART INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH WOULD CAUSE OUR ACTUAL RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THE FUTURE RESULTS, PERFORMANCE (FINANCIAL OR OPERATING) OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY THE FORWARD LOOKING STATEMENTS.

                                TABLE OF CONTENTS


PROSPECTUS SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
                                                                               -
SUMMARY FINANCIAL DATA . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
                                                                               -
RISK  FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
                                                                               -
USE  OF  PROCEEDS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
                                                                               -
BUSINESS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
                                                                               -
MANAGEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .23
                                                                              --
PRINCIPAL  STOCKHOLDERS . . . . . . . . . . . . . . . . . . . . . . . . . . . 25
                                                                              --
CERTAIN  TRANSACTIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26
                                                                              --
DILUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
                                                                              --
CAPITALIZATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28
                                                                              --
DESCRIPTION  OF  SECURITIES . . . . . . . . . . . . . . . . . . . . . . . . . 29
                                                                              --
PLAN  OF  DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . 32
                                                                              --
SHARES  ELIGIBLE  FOR  FUTURE  SALE . . . . . . . . . . . . . . . . . . . . . 33
                                                                              --
LEGAL  MATTERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35
                                                                              --
LITIGATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35
                                                                              --
AVAILABLE  INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . 35
                                                                              --

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the information and financial statements appearing elsewhere in this Prospectus.

GENERAL
-------

     autocreditaccept.com, is a registered trade name of Auto Credit Acceptance, Ltd., a Washington corporation. We were incorporated in the State of Washington on December 22, 1997 to engage in the business of acquiring and originating loans in the "non-prime" automobile finance market. We are engaged in the business of purchasing and holding motor vehicle retail installment sale contracts or loans. One of our affiliates, Global Acceptance Company is the "servicer" of our loans. In the non-prime automobile financing market, loans are made for the purpose of financing vehicles for consumers at varying credit levels below the "prime" credit level. The prime credit level is referred to as the "A" credit level and is a market segment that is dominated by banks, credit unions and some automobile manufacturers' financing divisions. We operate in the "B," "C," and "D" tiers of the market where the interest rates charged and gross rate of return on the automobile loans is generally higher than that realized at the "A" level.

     The non-prime market is one of the most rapidly growing finance markets in the United States, having experienced a secular growth rate of as much as 15 to 20% annually. The automobile finance market in general is the second largest consumer credit market in the United States with approximately $365 billion in annual business as of 1996. It is estimated that the non-prime market comprises approximately $100 billion of this overall marketplace. We focus on the used-car, non-prime financing market which is the most rapidly growing segment of the overall automobile market. An estimated 55.9 million cars were sold in the United States in 1996 with approximately 40.8 million, or 73%, of those cars being used vehicles

     The proceeds from sale of our shares will be used to finance vehicle loans for borrowers that meet our lending guidelines. The borrowers will generally be persons that have been unable to secure loans from conventional lending institutions due to credit challenges. Such borrowers are expected to be willing to pay interest rates in excess of conventional interest rates in order to secure a vehicle loan under non-prime terms. It is our strict policy to secure all loans by title or another form of legal ownership of the automobile being financed.

THE  OFFERING
-------------

COMMON  STOCK  OFFERED . . . . A  minimum  of 100,000 and a maximum of 1,600,000 shares

OFFERING PRICE PER SHARE . . . $6.00  per  share.

MINIMUM  SUBSCRIPTION  . . . . 100  shares



COMMON STOCK OUTSTANDING PRIOR TO THE  OFFERING     4,340,352  shares
COMMON  STOCK  OUTSTANDING  AFTER  THE OFFERING     4,440,352 shares at the
                                                    minimum and 5,940,352 shares
                                                    at the maximum offering.

RISK  FACTORS
-------------

     The shares of common stock we are offering involve a high degree of risk as an investment. These risk factors include our limited operating history in a higher risk market sector, our likely need for additional working capital in the future, our dependence on key personnel, the substantial competition in our industry, and the absence of a public market for the shares and general lack of liquidity of the investment.

USE  OF  OFFERING  PROCEEDS
---------------------------

     We intend to use the proceeds of this offering (net of selling commissions and offering expenses, if any are paid), for the repayment of short term debt, to purchase video conferencing equipment and purchase or originate auto loans.

                             SUMMARY FINANCIAL DATA

     The financial data shown below as of December 31, 1998 have been derived from, and should be read in conjunction with, our financial statements and the related notes appearing elsewhere in this prospectus.
pard

                                           PERIOD ENDED DECEMBER 31, 1998

Statements  of  Income  Data:


  Revenues . . . . . . . . . . . . . . . . . . . .  $   46,997
  Gross Profit
  Operating Income (loss)
  Net Income (loss). . . . . . . . . . . . . . . .  $  (97,809)

PER COMMON SHARE DATA(2):

  Net Income (loss) per share. . . . . . . . . . .  $   (0.034)
  Weighted average number of shares outstanding(2)   2,874,411

BALANCE SHEET DATA:

  Working capital. . . . . . . . . . . . . . . . .  $   10,807
  Total assets . . . . . . . . . . . . . . . . . .  $  564,938
  Shareholders equity. . . . . . . . . . . . . . .  $  206,552

ACA
---

     autocreditaccept.com is a trade name we have registered in the State of Washington. Our legal name, as established by the Articles of Incorporation filed with the State of Washington, is Auto Credit Acceptance, Ltd. We were incorporated on December 22, 1997 and maintain a calendar year as our fiscal year. For more information regarding a utocreditacceptance.com contact:

               William V. Fowler, President
               www.autocreditaccept.com
               ------------------------
               e-mail:  info@autocreditaccept.com
               9564  Silverdale  Way,  Suite  201
               Silverdale,  Washington  98383
               (360)  698-1279/fax (360) 698-0598

                                  RISK FACTORS

A purchase of the common shares involves a high degree of risk. Prospective investors should carefully consider the following factors, among others set forth in this prospectus before making a decision to purchase the shares we are offering.

OUR  BORROWERS  SHOULD  BE  CONSIDERED  HIGHER  RISKS  FOR  DEFAULT.

     In addition to the general risks that are vehicle financing lending activities, we will face additional risks due to our participation in the non-prime lending market sector. We will be making loans to borrowers who, for a variety of reasons, have elected to borrow funds from us at terms less favorable than are available from conventional lending institutions. These borrowers are generally expected to be considered higher risks for default. While we will seek to qualify such borrowers and will collateralize our loans with vehicles, it is possible, if not likely, that we will experience a higher than average default rate on our loans. If this occurs, we can expect to incur additional costs, including legal expenses, to collect such loans and in most instances will have to repossess on the collateral in order to effect payment of a defaulted loan. Such activities could reduce our overall profitability, and in some instances could reduce our capital base.

ALL  OF  OUR  ASSETS  WILL  BE  COMMITTED  TO  OUR  LENDING  ACTIVITIES.

     We will not be engaged in any activity other than the non_prime vehicle loan market. Accordingly, since we will not have any other operations nor investments which would spread the risk of its lending activities, the value of our shares, the payment of dividends and our ultimate goal as an operating business, among other things, will be dependent upon our success in identifying qualified borrowers and obtaining adequate collateral to secure the loans we make.

WE WILL NOT OBTAIN ANY FORMAL APPRAISAL OR THIRD PARTY VALUATION FOR THE COLLATERAL.

     We will seek to verify that the vehicles or other property collateralizing our loans will have a market value equal to or in excess of the loan principal. Generally we will not obtain any type of appraisal or other independent third party valuation report, except for the use of the usual and customary resources such as the "Kelly Blue Book." There can be no assurance that the vehicles we take as collateral will have such market value or that even if they do when a loan or loans are made, that in the event of default we will be able to realize such value upon a liquidation of the collateral to satisfy the loan obligation. Thus, we could incur a loss of capital if a borrower defaults and we are unable to liquidate the collateral for an amount equal to or in excess of the borrower's obligation to us.

WE HAVE A NEED FOR WORKING CAPITAL THAT MAY BE ONLY PARTIALLY MET BY THIS OFFERING.

     At the present time we have limited working capital and face the need for substantial additional working capital in the near future in order to continue the development and expansion of autocreditaccept.com's business. We have prepared audited financial statements as of March 31, 1999, reporting that we are in the development stage and our ability to establish ourselves as a going concern is dependent upon our obtaining sufficient financing to continue to develop our financing activities. Accordingly, our management believes that our continued existence is dependent upon the proceeds from this offering and upon the achievement of profitable operations in the future, for which there is no assurance. Management believes that the proceeds from this offering will be sufficient to enable us to meet our current working capital requirements. We anticipate that the proceeds from the sale of the minimum of 100,000 shares will be sufficient to meet our capital requirements and allow us to implement our business plans over the next 12 months. We also believe that the sale of the maximum of 1,600,000 shares will provide us with sufficient capital to continue to finance our operations and expansion plans beyond the next 12 months.

However, if only the minimum number of shares are sold, or even it all of the shares offered are sold, it is possible that our capital needs may be greater than currently anticipated. If this is the case, then we will be required to seek other sources of financing. No assurance can be given that other financing will be available, if it is required; or even if it is available, that it will be available on terms and conditions satisfactory to our management.

CERTAIN  SERVICES  WILL  BE  PROVIDED  TO  US  BY  OUR  AFFILIATES.

     We will rely on some of our affiliates to provide us with certain services, including the servicing of our loans. Global Acceptance Company or "GAC" will service our vehicle loans by collecting and remitting payments, accounting for principal and interest, contacting delinquent borrowers, and generally administering all of our loans. We will be obligated to pay to GAC and any of our other affiliates which may render to services to us from time to time regardless of our profitability. The rate of compensation to be paid to GAC was not determined by arms-length negotiations.

     Certain conflicts of interest may arise between or among us and our affiliates. Our management or affiliates directly or indirectly, are and may again in the future, participate as general or limited partners of partnerships, shareholders, officers and/or directors of other corporations, or members and/or managers of limited liability companies that engage in lending activities that are in similar to ours. In addition, our management or affiliates may be financially interested in and devote substantial time to other businesses and activities that may compete with ours.



WE  HAVE  A  SUBSTANTIAL  NUMBER  OF  SHARES  THAT ARE ELIGIBLE FOR FUTURE SALE.

     As of March 31, 1999, we had 4,340,352 shares of common stock issued and outstanding that were issued and sold pursuant to exemptions form registration with the Securities and Exchange Commission and state securities agencies. Such shares are considered "restricted securities" and but in the future such shares may be resold in compliance with Rule 144 promulgated by the Commission under the 1933 Act. Rule 144 generally provides, that a person holding restricted securities for one year from the date the securities were purchased from the issuer, or an affiliate of the issuer, and fully paid, may sell limited quantities of the securities to the public without registration, provided there shall be certain public information with respect to the issuer. Pursuant to Rule 144, securities held by non_affiliates for more than two years may generally be sold without reference to the current public information or broker transaction requirements, or the volume limitations. None of the outstanding restricted shares are currently available for resale pursuant to Rule 144. However, as a result of this offering some or all of the currently restricted shares will become available for resale in the near future. When and if a market for the common shares is established, the resale of formerly restricted shares could have a material negative impact upon the market price for the common shares.

     Further, since the shares are being offered by us through our officers, directors, and agents of the issuer and, upon engagement, through qualified broker_dealers on a "best efforts" basis there can be no assurance that a substantial amount of shares above the minimum will be sold. No broker_dealer has been retained as an underwriter and no broker_dealer is under any obligation to purchase any of the shares. In addition, our officers, directors, and agents of the issuer of ACA collectively have limited experience in the offer and sale of securities on our behalf.

AT THE PRESENT TIME THERE IS NO TRADING MARKET FOR THE SHARES AND THEREFORE THERE IS A LACK OF LIQUIDITY.

     There is currently no public market for our common stock and there can be no assurance that a trading market will develop at the conclusion of this offering. Even if such a trading market should develop an investor in the shares may not be able to resell the shares at or near their original offering price. Further, any market for our shares that might develop will, in all likelihood, be a substantially limited one. All of this means that there will be a general lack of liquidity to an investment in the shares.

                                 USE OF PROCEEDS

     The following table presents an estimation of how we intend to apply the proceeds we receive from sale of the shares. It is only an estimation and the actual application of the proceeds will depend upon a number of factors.

                                 MINIMUM               MAXIMUM
                                (100,000 SHARES)      (1,600,000)

                                 CASH    PERCENTAGE      CASH     PERCENTAGE
                               --------  -----------  ----------  -----------
GROSS PROCEEDS                 $600,000      100.00%  $9,600,000      100.00%
Less:  Offering expenses:
  Underwriter fees             $ 45,000       10.00%  $  960,000       10.00%
  Accounting & legal (1)         25,000        4.17%      25,000        0.26%
  Misc. expenses (2)             30,000         5.0%      93,000        0.97%
  Total expenses (3):          $115,000       19.17%  $1,078,000       11.23%
                               --------  -----------  ----------  -----------
NET OFFERING PROCEEDS (3):     $485,000       80.83%  $8,522,000       88.77%

USE OF THE NET PROCEEDS

Purchase of auto loans         $ 87,516       18.04%  $8,124,516       95.33%
Repayment of short term debt    357,484       73.71%  $  357,484        4.20%
Purchase and installation of
  video equipment:             $ 40,000        8.25   $   40,000        0.47%
                               --------  -----------  ----------  -----------

TOTAL USE OF NET PROCEEDS:     $485,000      100.00%  $8,522,000      100.00%
                               ========  ===========  ==========  ===========

     (1) This expense item includes the costs incurred for outside professional services associated with the Offering.

     (2) This expense item includes the costs we expect to incur in establishing our web site, accessing the Internet, printing and copying of this prospectus, other miscellaneous costs including supplies, various costs associated with offering the shares for sale and expanding recognition of our name.

     (3) There are slight rounding differences between the sum of the percentages and the actual percentage achieved from dividing the total dollar amount of offering expenses by the total dollar amount of the offering proceeds.


     The net proceeds we expect to realize from this offering, after allowance for commissions to participating broker_dealers, if any, and estimated expenses we incur and pay in connection with this offering ($118,000), will be $8,522,000 if the maximum number of shares are sold. Based on our estimates, we expect to utilize approximately 95.33% of the net proceeds for the purchase of automobile loans. Although this is our present intention the actual use may vary depending upon economic conditions and other factors, including the results of future operations. We can not predict with certainty the date by which the entire net proceeds will be fully placed in automobile contracts. Pending the specific application of the net proceeds of this offering, funds will be invested in interest bearing obligations and mutual funds.

*&*
                                    BUSINESS

INTRODUCTION.

     Autocreditaccept.com or ACA operates in the non-prime automobile finance market. ACA engages primarily in the business of making loans to finance consumer automobile purchases and, to a lesser extent, in the business of providing an inventory financing source to automobile dealers ("Flooring"). The non-prime market is a rapidly expanding market and involves the retail financing of new and used automobile purchasers who face credit challenges. These consumers are considered by industry standards to be below prime ("A" credit) level. The prime credit level makes up a market segment that is dominated by banks, credit unions and some auto manufacturer's financing divisions. ACA operates primarily in the "C" to "D"credit tier market, with some "B" level placement, where the gross rate of return is higher than that realized at the A level.

     Although ACA currently purchases new loans using a manual (the historically entrenched) method of receiving, reviewing and accepting or rejecting loan application packages in hard copy form, ACA intends to revolutionize this process by incorporating the internet and computer/telecommunications technology into its purchasing process.

     One of the central problems presented by the current manual procedure is that it is not a personal, face-to-face process; the lender does not deal directly with the consumer but, rather, the lender deals indirectly with the consumer by dealing directly with the auto dealer. Not only does this slow the process down, but it deprives ACA's loan processing agents of the intangible but valuable benefit of being able to deal directly with and "look into the eyes" of the consumer. The process also tends to leave the consumer feeling as though he or she is merely a number or set of data and that the financing concern is far removed and uncaring.

     To address these concerns ACA proposes to use video conferencing over the internet to meet directly with, on a virtual basis, the consumer. This is generally not possible through use of the manual process due to the geographic separation between the lender and the dealer. Based upon ACA's previous successful testing of the concept, it intends to use video conferencing technology through its proprietary web site to allow the loan consumer to speak directly with ACA's loan officers on a real time basis. In addition, the consumer's loan application and other documents will be completed and transmitted to ACA through its web site. Loans which are ultimately purchased by ACA, whether they are purchased under the old method or are purchased via the utilization of the internet, are managed or "serviced" by an ACA affiliate, Global Acceptance Corporation or GAC.

ACA'S  AUTO  CREDIT  ACCEPT

     Through its innovative efforts, ACA has developed a highly technologically advanced system of purchasing automobile loans. This system is the Auto Credit Accept system of loan origination. Although the Auto Credit Accept system is not currently on line, ACA intends to have the first of such systems in place at the offices of its selected dealers by October 1, 1999.

     1.   VIDEO CONFERENCING & TELECOMMUNICATIONS

     ACA's Auto Credit Accept system will utilize an integrated system of video conferencing and loan application data exchange via the internet.

     a)   THE PROBLEM.

     Until recently video conferencing was essentially only a futuristic concept. While Video conferencing is currently possible, the cost associated with it essentially makes it available to only large corporate users. The problem occurs in reaching the quality of real time video transmission. The video images are essentially transmitted in the form of data exchange over telephone lines and telephone lines, simply put, are not fast enough to accommodate real time transmissions. Thus, special equipment must be utilized to make up for the inadequacies of in place telecommunications technology.


     Because video images are essentially large amounts of data being sent or received, transmission speeds are critical in bringing real time quality to the use of Video conferencing. Real time simply means being able to look at the image of a user at the other end and see that other person move at essentially the same speed and fluicity in which he or she would move if they were actually in front of you. Traditional phone service (sometimes called "Plain Old Telephone Service" or POTS) is the medium through which the signals carrying this data is passed. The problem with POTS is that it was created to let you exchange voice information with someone at the other end via the use of an analog signal. Because analog transmission uses such a small portion of the available information that can be transmitted over existent copper telephone wires, the maximum amount of data that can be received through the user's computer is 56 thousands of bits per second (56 Kbps). Video conferencing requires a much higher band width than that, preferably in the neighborhood of 256 Kbps.. The current solution to obtaining the necessary faster speeds of data receipt is found in the use of the essentially cost prohibitive Integrated Switched Digital Network (ISDN) alternative. This alternative requires special equipment at each end of the line and special lines to be laid.


     b)   THE SOLUTION, DSL TECHNOLOGY

     A new technology is emerging called DSL (Digital Subscriber Line) which more than eliminates the current problems facing the practical use of Video conferencing as a viable tool in the real world, everyday working environment. DSL is technology which brings into play high-bandwidth information capabilities through the use of existing, ordinary copper telephone lines. DSL allows for the receipt of data at speeds up to 25 times faster than traditional analog technology. And DSL does this by using existing telephone copper wires. What is required, however, is special switching equipment at the DSL provider's (in ACA's case, its DSL provider is the local telephone company) central switching location.

     As DSL represents recent technology, it will not be available to ACA as a recipient nor to some of its auto dealers until the fourth quarter of 1999. DSL is, however, currently available to most users in the major metropolitan areas, including Tacoma and Seattle.

     2.   PURCHASING LOANS USING VIDEO CONFERENCING AND THE INTERNET

     What DSL means to ACA is that we will be able to install and utilize a video conferencing system whereby our loan representatives can meet with on a virtual face-to-face basis the car-buying consumer. The cost components of video conferencing are

     - the video camera, microphone, computer card, and other equipment at an approximate retail cost of $400 to $500 for each end

     - the cost of the monthly service which will be priced at approximately $40.00 per month for the 256 Kbps service and $65.00 per month for the 512 Kbps service.

     ACA has established an internet web site whereby all of our forms (retail consumer application, automobile information form, deal structure form, etc.) Are immediately available to the dealer and the consumer for their completion. Upon completion, the forms can be immediately "e-mailed" back to ACA for review. ACA has incorporate a filter system into the process whereby each loan application is checked for compliance with the objective components of ACA's purchasing criteria. Non compliant applications will be immediately identified as such.

     ACA views its new system as a way of offering a higher quality of consumer relationship between it and the retail customer, a way of making better, more humanly accurate decisions regarding loan applicants, and a way of providing faster, more predictable and reliable services to its dealers.

THE  NON-PRIME  AUTOMOBILE  FINANCING  INDUSTRY  IN  GENERAL.

     The non-prime market place is one of the fastest growing finance markets in the United States experiencing a 15 to 20% secular growth rate. It is a market that focuses primarily on the financing of used cars for retail consumers that have credit ratings of less than A prime. The automobile finance market in general is the second largest consumer credit market in the United States with approximately $365 billion in business as of 1996. It is estimated that the non-prime market comprises approximately $100 billion of this overall marketplace. ACA concentrates primarily on the used car non-prime financing market which is the most rapidly growing segment of the market. In 1996 there were an estimated 55.9 million cars sold in the United States with approximately
40.8 million, or 73%, of these being used. The average sales price per car is increasing and rose approximately 3% over the prior year to approximately $8,957.

     ACA considers persons with annual incomes below the U.S. median as non-prime consumers. The U.S. median income level was $35,287 in 1995/1996. The non-prime auto finance market has been a rapidly increasing segment with 90.4% of families with annual incomes between $10,000 and $24,999 owning automobiles during 1993, up from 81% in 1989 and 88% in 1992. The demand generally comes from borrowers who desire to finance their automobiles but can not obtain financing from conventional lenders for a variety of reasons including insufficient income levels. ACA's Management believes that this growth in loan volume is the result of three factors: First, increased marketing efforts on the part of automobile dealers and, to a lesser degree, on the part of other non-prime lenders, that expanded the market base resulting a larger pool of borrowers; Second, a general shift in the purchasing habits and credit practices of the domestic economy; and Third, the market itself has grown as conventional lenders continue to turn more good loans and good borrowers away. ACA's management believes these trends will continue for the immediate future.

     The proceeds from the sale of ACA's securities will be used to finance vehicle loans for borrowers that meet ACA's lending guidelines. The borrowers will generally be persons that have been unable to secure loans from conventional lending institutions due to credit challenges. Such borrowers are expected to be willing to pay interest rates in excess of conventional interest rates in order to secure a vehicle loan under non-prime terms. It is strict Company policy to secure all loans by title or another form of legal ownership.

AUTO  LOAN  FINANCING  BUSINESS

     A.   FINANCIAL ASPECTS OF OPERATIONS.

     ACA's gross profit generally consists of three components: the interest yields on the vehicle loans, generally ranging from 14.99% to 29.9% per annum, the deferred revenue component referred to as the "buy-fee" or "discount" portion, and miscellaneous fees such as late charges. The buy fee, or discount rate, obtained on a loan varies between the credit tiers. Typically, "B" credit loans may bring a flat buy fee of anywhere from $50.00 to $75.00 per loan. "C" credit loans may bring a buy fee of approximately $300.00 to $450.00 and "D" loans may produce buy fees expressed as a percentage of the amount financed, generally about 10%. ACA's annual expenditures, before repossession costs, reconditioning expenses, and other costs attributable to defaults, is limited to the Servicer's management fee of nine percent (9%) of the active portfolio balance per annum. This fee is essentially the only overhead costs that will be incurred by ACA in its day to day operations. ACA's Management, therefore, anticipates earning a profit based upon the annual return earned on the portfolio (interest, amortized buy fee, and other miscellaneous fees) less the 9% managerial fee and costs attributable to defaults.

     ACA may also, from time to time, sell some or all of its portfolio and use the proceeds to repurchase a new portfolio or portfolios. The operational purpose behind this strategy is essentially two-fold. By selling its old loans ACA shifts its risk of loss to someone else (the purchaser). Additionally, ACA is able to recognize any and all deferred revenue attributable to the old loans in the period in which they are sold; in other words, an immediate recognition of income. However, in selling its portfolio, ACA forgoes the revenue that would have otherwise been earned upon the loans had it continued holding and collecting payments upon them. If successful, ACA is able to earn more by recognizing the accrued buy-fees than it loses in forgone revenue.

     B.   NET DEFAULT COSTS

     The strong demand throughout the United States for alternative sources of vehicle financing for thousands of first time buyers and buyers with one or more credit infractions support higher interest rates on these loans resulting in substantial interest income to the loan holder. A primary concern, however, is the greater likelihood that non-prime purchasers will default on their loans. Operational success in this market is essentially a product of basic economics. Although the price for the higher interest rates to be earned through participation in the non-prime market is generally a higher consumer default rate, ACA endeavors to minimize its default rate to an annual rate of five to seven percent with a maximum annual default rate of ten percent. However, the default rate in and of itself is not the final step in determining profitability. The final step in determining portfolio performance is taken through ACA's aggressive, micro-management approach at liquidating repossessed vehicles. In discussing profitability the default rate is a virtually useless term without an actual dollar value assigned to the cost of the defaults. Thus an analysis of the actual costs of defaults, or net default cost, is in order. ACA's approach to minimizing its costs of defaults is two fold: first, through strict adherence to its loan purchase guidelines in its efforts to prevent over advancing on vehicles (for example, limiting the maximum amount financed on a particular vehicle to certain blue book values guidelines); and second ACA disposes of its repossessed vehicles through local auto dealers on a consignment basis, directly to such dealers on a wholesale basis or through auto auctions. We aggressively pursue these approaches and believe that they are one of the cornerstones to successful profitability in this industry. It is Management's perception that larger, more conventional financing concerns (banks, credit unions, etc.) often tend to liquidate their repossessed vehicles at significant losses (through wholesaling or auctioning) with losses perhaps as great as fifty to sixty percent. Based upon actual results achieved through its use of these approaches to managing and liquidating repossession, ACA's Management believes that ACA may recover as much as eighty-five to ninety-five percent of its investment in each liquidated repossession within an average time of approximately two months for the return of capital to the income stream. With an expected maximum default rate of ten percent and an eighty-five percent recovery rate, ACA estimates that at times it may achieve an actual dollar cost of defaults ("net default cost") of approximately two percent of the total active portfolio balance.

     A primary goal in the industry with regard to liquidating repossessions is to return to the portfolio as soon as possible the proceeds collected from liquidating repossessions the theory being that the sooner new loans are purchased, the sooner that income can once again be earned. ACA's Management believes that this theory is often carried out to an extreme resulting in an actual increase in net default costs. In response to this common belief and practice, ACA's management endeavors to mitigate ACA's net default cost through its policy of micro-management often times with no more delay than that experienced by the larger concerns through their liquidation efforts. The benefit derived by following this practice is a decrease in the dollar amount of losses sustained upon liquidation of vehicles.

PURCHASING  LOANS  IN  THE  NON-PRIME  MARKET

     ACA currently engages in the typical, manual purchasing process whereby company representatives receive the hard copy of the loan application documents from auto dealers and, upon a review of the documentation, credit history of the consumer, etc., contacts the auto dealer with ACA's decisions to buy or not buy each particular loan. However, a central goal of ACA is to effect a fundamental change in its purchase procedures through the use of the Internet and computer/telecommunication technology (See below). ACA purchases loans from auto dealers pursuant to the application of strict underwriting guidelines set by ACA's Management which involve performing comprehensive, loan-by-loan collateral analysis, credit verifications and insurance verification.

     1. LOAN PURCHASE PROCEDURES: In purchasing auto loans, ACA generally follows these steps:

          * The originator purchases vehicle contracts for ACA after reviewing the terms of each loan, analyzing the resale value of the vehicles that serve as collateral for the loans, reviewing credit applications, personally contacting the consumers, their employers, and/or their references, performing other verifications and checks, and generally applying the agreed upon buying criteria set forth in its contract with ACA (these guidelines may be reviewed and revised on a periodic basis where changing economic conditions warrant it).


          * The originator seeks Lender's Single Interest coverage for each contract that it purchases.

          * The originator, after satisfying the conditions for purchase, then obtains the vehicle contract itself in exchange for payment to the dealer. ACA is named as lien holder on the contract itself as well as the title or application for title.

          * After purchase of the contract, the originator transfers the contract and other documentation to the servicer (generally ACA's affiliate GAC) to be held in a custodial capacity and serviced on ACA's behalf.

          * In the event of defaults on loans in the portfolio the Servicer is instructed to utilize outside independent repossession companies to repossess vehicles. The servicer, under the instruction of ACA, will then seek to market the vehicles, as discussed above, on a micro-management, retail sales basis either through direct sales (the servicer is licensed as a retail auto dealer) or through consignments with outside, independent dealers. Finally, the servicer will utilize a claims adjustment and legal case management team to pursue loan deficiency payments, default judgments, insurance claims and subordination rights.

     2. ORIGINATION, UNDERWRITING AND PURCHASE OF LOANS. ACA currently uses a manual underwriting system which, when combined with the information obtained by the retail centers in their credit application, results in a comprehensive review and credit verification of each applicant for vehicle financing. However, in the immediate future ACA intends to employ its Auto Credit Accept Internet system which is, to a great degree, an automated system with regard to many portions of the purchasing procedure. In accordance with these underwriting and purchasing procedures, each credit and borrower loan file should also contain the following:

          *    Original credit application signed by the borrower.

          *    Original and copy of the motor vehicle contract.

          *    Assignment of installment sale contract to ACA.

          *    Original title to the vehicle (or application for title).

          * Physical damage insurance certificates or agreements to provide such insurance for the vehicle, furnished by the Borrower or his/her insurance company.

          *    Lien slips, DMV forms and registration documents.

          *    Credit reports on borrower.

          *    Description of vehicle with identification numbers.

          *    Warranty agreement, if applicable.

          *    Copy of receipt of down payment by dealer.

          * Proof of income by borrower, including pay stub, tax return, or W_2.

          *    Copy of borrower's driver's license.

          *    Copy of borrower's social security card.

          *    Borrower's personal and business references.

          *    Copy of borrower's recent telephone bill.

          *    Vehicle odometer statement.

          In underwriting each vehicle loan the borrower's ability to repay the loan, the borrower's stability, and the borrower's credit history all must be first assessed. The borrower's income must be determined and generally the borrower's monthly vehicle payments (including insurance), rent or mortgage, and other fixed debt payments, are not to exceed 50% of the borrower's gross verifiable income. The minimum monthly income requirement for an individual is currently $1,400 and for a married couple, currently $1,700. The customer must generally have lived in an area for a minimum of three years or in a residence for a minimum of one year, and have been employed with the same employer for a minimum of six months or in the same field for a minimum of three years, although recent college graduates, job transferee and military personnel E-4 and above, on allotment are also considered. In terms of credit history, the Originator is required to have the following guidelines: (i) current credit delinquencies are unacceptable unless there is a justifiable explanation, (ii) outstanding liens and judgments are budgeted for, (iii) if there have been prior credit problems, there should be a history of good credit after the problems occurred, and (iv) if there has been a bankruptcy, the bankruptcy cannot still be currently in effect, there should be no derogatory credit after the bankruptcy proceeding, and there should be a 6 month period from the termination of the customer's bankruptcy proceedings before extending credit.

     3. UNDERWRITING CRITERIA. The income, credit and stability guidelines described in this Memorandum are some of the basic underwriting criteria which are subject to exceptions and may vary in different geographic areas. The Originator is required to take a common sense approach in evaluating credit applications. ACA requires its Originator to utilize certain Company approved guidelines in purchasing contracts on ACA's behalf. These guidelines, however, are subject to discretionary fluctuations on a loan by loan basis. The guidelines for the state of Washington are generally as follows:

     - Contract interest rates: "B" credit generally no less than 14.99% APR; "C" and "D" credit generally no less than 17.99% and ranges up to 29.9% APR;

     - Down payment: Ten percent (10%) to fifteen percent (15%) minimum down payment.

     - Vehicle purchase price: Generally the lesser of: 1) NADA or Kelly Blue Book wholesale plus 30% to 40%; or 2) NADA or Kelly Blue Book retail, tax, license, Company approved add-ons (e.g., credit life, extended warranties, alarms, etc.) plus an over advance of 5% to 10%.

     - Financing terms: For vehicles 10 years old, maximum financing term is 24 months; for vehicles 9 years old, a maximum financing term of 28 months; for vehicles 8 years old, a maximum financing term of 36 months; for vehicles 6 to 7 years old, a maximum financing term of 42 months; for vehicles 4 to 5 years old, a maximum financing term of 48 months; for vehicles less than 5 years old, a maximum financing term of 54 to 60 months.

     -    Maximum finance amount: $15,000 including interest and charges.

     -    Minimum finance amount: $2,000 including interest and charges.

     - Mileage: Varies depending upon the year and the make of the vehicle, however, maximum mileage is 150,000 miles although the Originator is strongly encouraged by ACA to choose contracts with underlying vehicles having much lower mileage; all vehicles with more than 90,000 miles are encouraged to purchase a 12 month minimum extended service warranty.

     - Dealers recourse: The originator contracts with the dealers, so that the dealers are on full recourse basis if any of the information supplied to ACA is falsified or is false or fraudulent.

     - Insurance: Physical damage insurance with a maximum deductible of $500.

     - Variations: ACA's guidelines are subject to variation where the situation warrants it.

     4. LENDERS SINGLE INTEREST INSURANCE POLICIES. ACA shall seek physical damage insurance providing collateral insurance for the vehicle loans. Such a policy is called a Lenders Single Interest Policy. The premium for this insurance policy is a flat amount which ACA generally may pay for on an as-originated-basis and/or on a monthly basis. ACA must report all vehicle loans covered by the policy to the insurance company within thirty (30) days after each loan is funded. The insurance company will not refund any portion of the premium in the event a loan is prepaid. If the policy is canceled or not renewed before the maturity date of loans covered by the policy, the coverage will remain in place for outstanding loans until the loans are repaid. The policy does not cover any vehicle loan which exceeds 100% of the retail value as quoted in NADA or the Kelly Blue Book for used vehicles, with possible exceptions where there is warranty service or other contracts which help protect the physical integrity of the vehicles.

     5. LENDER'S SINGLE INTEREST COVERAGE. The Lender's Single Interest policy covers certain losses arising from the following events:

          * All_Risk Physical Damage Insurance (to provide the comprehensive and collision coverage when the borrower's primary insurance is inadequate or nonexistent at the time of loss).

          * Instrument Non_filing Insurance (to cover the security lien on a vehicle when the filing has erroneously not been filed or filed incorrectly on the collateral, or the title is defective).

          *    Skip and  Conversion  Insurance  (to  cover the  vehicle  and the
               insured   collateral  when  the  borrower,   co_borrower  or  the
               collateral cannot be located).

          * Confiscation Insurance (to cover the vehicle if the insured collateral is seized by any local, city, county, state, or the federal government).

          *    Repossessed   Physical  Insurance  (to  cover  comprehensive  and
               collision while repossessed vehicle is being delivered back into the possession of the lien holder or its agent).

          A loss will not be covered in some cases because of the limits placed by the insurance company inside its policies, to the extent that there is a delay on the part of the insured to repossess the vehicle after default. In order to have coverage under this type of policy, (i) the vehicle must be financed under ACA's program, (ii) the loan must be in default, (iii) ACA must make all reasonable efforts to collect the loan or repossess the vehicle, or be unable to repossess the vehicle because it cannot be found or has been confiscated, and (iv) as a result, ACA will suffer a loss under the vehicle loan.

          Coverage on any of the insurance policies may be denied in event of fraud or misrepresentations made by the loan applicants, auto dealerships, the Originator, or ACA. The policies do not cover the expenses which may be incurred by ACA to enforce the loans or to submit insurance claims. The policy will generally provide that valid claims will be paid within sixty (60) days after they are submitted. The Lender's Single Interest insurance coverage's extend for the entire term of each individual vehicle loan, even if the insurance policies for ACA are canceled or not renewed for future vehicle loans. The policies do not cover losses under loans with a term longer than sixty (60) months. Copies of the Lender's Single Interest insurance policy purchased by the Originator, or ACA will be maintained at its executive offices for review by qualified prospective investors at reasonable times upon request.

     6. THE SERVICER, GLOBAL ACCEPTANCE CORPORATION. ACA has entered into a five year Origination Agreement and a five year Servicing Agreement with its affiliate, Global Acceptance Corporation or GAC whereby GAC is to originate, service, collect and hold ACA's automobile contracts and titles in exchange for an Origination Fee and a Servicing Fee and other remuneration. GAC is a Washington corporation licensed to do business in the state of Washington. Fifty percent of GAC's shares are owned by International Investors L.P. which has as one of its general partners, William V. Fowler, who is, in turn, one of ACA's Directors and Officers. The other fifty percent of GAC's shares are owned by Puget Sound Diversified Investments L.P. which has as one of its general partners, Norman K. Short, also one of ACA's Directors and Officers. GAC will hold the automobile contracts, titles, and other documents at its facilities located at 9564 Silverdale Way, Suite 201, Silverdale, Washington 98383, generally on a temporary basis and it a safe deposit maintained at a local branch of a large banking institution. GAC will perform the following functions and duties for the benefit of ACA and its Shareholders:

     - Custodian of all documents evidencing the retail automobile installment loan contracts, including the original motor vehicle sales contract, the original credit application, insurance certificates and policies, and original title and security interest documents.

     - Creation and maintenance of a complete current file on the vehicle loan.

     - Send a booklet advising of the monthly payment and due date and/or mail a notice each month to the borrower on the loan to remit his/her payments to the Servicer.

     - Collection and posting of all payments on each loan, and distributing payments to ACA after retaining its compensation.

     -    Respond to customer and regulatory inquiries.

     -    Investigate loan delinquencies.

     -    Send monthly reports to ACA regarding collections and distributions.

     - Initiate collection proceedings to enforce defaulted loans with ACA's authorization, including filing lawsuits and repossessing vehicles, and to be reimbursed for all expenses incurred by performing this function.

     -    Resell repossessed vehicles with ACA's authorization.

     -    File reports on the borrowers with credit agencies when required.

     - Release title to the vehicle to the borrower once the loan is repaid in full.

     - Assist in tracking the physical damage insurance coverage on the vehicles during the term of the loan.

     -    Represent ACA's interest in borrower bankruptcy proceedings.

     As compensation for its services under the Origination Agreement and the Servicing Agreement the Servicer, GAC, is entitled to receive certain fees set forth in said agreements which are based upon loan amounts. Said fees shall be paid from ACA's gross operating income. Said fees are intended to essentially cover all ongoing operational expenses except certain extraordinary expenses such as costs of repossessions, repair expenses and/or litigation. This arrangement, in turn, means that ACA does not pay for operational expenses such as salaries, rent, utilities, telephone, etc. outside of the payment of said fees. ACA is, however, responsible for reimbursement to the Servicer of all out_of_pocket expenses incurred by the Servicer in performing services under the Servicing Agreement, plus direct costs, including filing fees, repossession costs, postage costs, investigation fees, transportation and storage costs, legal fees and DMV charges, as well as other similar costs provided that they are fully documented and approved in advance by ACA.

GEOGRAPHIC  BUSINESS  ENVIRONMENT.

     ACA believes that it is important to purchase loans that originate in its own local geographic environment where it is easier to manage loans where the debtors and vehicles are closer at hand and where the laws are more familiar. Notwithstanding, however, the Originator is not precluded from purchasing loans in other states where the Company is legally able to operate and where the usury laws permit sufficiently high interest rates to justify the expense and risk of extending credit to non-prime consumers. At present ACA believes it is legally permitted to purchase non-prime auto loans in approximately 40 states. ACA will purchase most of its loans in Washington with a smaller number that may originate in neighboring states such as Oregon and Idaho.

PRIMARY  FACTORS  OF  COMPETITION.

     The two primary factors of competition in ACA's marketplace are buy-fee rates (or discount rates) and dealer service.

     1. BUY-FEES. Contrary to one's initial assumptions, the rate of interest charged to the consumer is not a significant enough factor to make it a meaningful variable in the competitive equation. At the point of negotiating the purchase of the loan, ACA's primary customer is the auto dealer and not the retail purchaser of the automobiles, ACA is negotiating for and purchasing the loan from the auto dealer and not the auto consumer. This means that, because the retail consumer pays the interest on the loan and not the dealer, the dealer is essentially inelastic or non-responsive to the interest rate. The dealer is, on the other hand, very reactive to the buy fee or discount. Simply put, this is because auto dealers pay this cost out of their own pockets. The buy fee is typically expressed as either a flat fee or a percentage of the loan balance (amount financed) and is, in effect, subtracted from the advance proceeds payable to the dealer at the point of purchase. It is therefore important for ACA and its originator to stay aware of what the competition is charging in way of these fees and price its self accordingly. This is, in fact, what ACA and its originator strive to do. The primary sources of information in this regard is through dealer negotiations as well as the procuring of the competition's "buy-sheets" (i.e., listings of the various purchasing criteria of non-prime financiers including buy-fees) from auto dealers, there always seems to be an open availability of competitors' buy sheets. In short, ACA and its Originator stays aware of buy-fee rates and adjust accordingly.

     2. DEALER SERVICE. Auto dealers are very concerned about promptness in funding. The primary reason underlying their concern is their own cash flow--the quicker they receive funds in payment for the notes they sell, the quicker they can repurchase inventory and continue generating sales. ACA is cognizant of the importance of this need and generally accommodates its dealers by reacting quickly to loan analysis and, upon satisfaction of its criteria, providing the dealer with a check. Due to the generally close geographical proximity between ACA's offices and its auto dealers, funding may occur via hand delivery. With some other financing concerns, funding may take as long as two or more weeks.

     3. PRINCIPAL COMPETITORS. The principal competitors competing in the western Washington automobile non-prime market include such companies as Arcadia Financial, Advanta Corp., WFS Financial Inc., Sunstar Acceptance, American General Finance, Crown Finance, Reliable Credit, Merchants Acceptance, and General Acceptance Corp. Because the non-prime market can prove to be so lucrative there has been a great deal of entries into the market. However, many of the conventional lending institutions are precluded through banking regulations, stockholder restrictions, or other miscellaneous business reasons from entering the market. These concerns have either turned away or formed subsidiaries to pursue a position in the market.

     4. SIZE AND MARKET STRENGTHS OF COMPETITORS. ACA's primary geographical area of operations is its localized area of Western Washington. However, to a lesser extent, ACA may purchase loans in eastern Washington and western Oregon. With regard to ACA's immediate geographical environment, there are only a few competing companies that maintain offices in the area. However, as the industry lends itself well to electronic facsimile transmission, computer modems, and other devices of technology, geographic location is not necessarily a preclusion to doing business elsewhere. It, therefore, is perhaps of little practical significance from a competitive standpoint whether or not other non-prime lenders maintain local offices, they are still competing with ACA for the purchase of non-prime loans. Some companies such as Arcadia Finance have maintained one central office where their entire portfolio is operated with loans originating from as close as Washington and Oregon and as far away as Texas and Arkansas. Others such as Mercury Finance operated individual, smaller portfolios through the use of a multitude of small, branch offices. Portfolio sizes may range from fifty or sixty million dollars to five or six million dollars. For example, General Acceptance Corp. apparently operated a portfolio during the end of 1994 which was in excess of $62 million. The non-prime finance industry also lends itself well to "mom and pop" operations; very small, one or two owner operations.

     5. HOW ACA COMPETES: ACA intends to build its portfolio to an initial level, concurrent with the maximum amount of this offering, of approximately $9 million at an approximate initial monthly purchase volume of $250,000 in auto loans (or approximately 30 to 40 loans). Management believes that this volume can be easily reached through a relatively small number of auto dealers with the end result being a relatively minor draw upon the market place. ACA's objective is essentially to buy the target volume of loans while minimizing the competitive contact with other financing concerns. By purchasing too large of a monthly volume, the purchaser begins to draw down on the number of loans available for purchase and, therefore, must start making concessions and other adjustments to compete with other members of its market. These adjustments typically are found in the form of lower standards of quality in the loans being purchased and/or accepting a lesser buy fee. ACA's Management, through past experience, estimates that ACA can easily obtain this level from as few as 8 or 10 Western Washington auto dealers therefore maintaining a fairly minimal intrusion into the market.

     Competition will be at its greatest force during this initial purchase period. However, once ACA has reached the portfolio target size the monthly volume of loan purchases can then be greatly decreased to that volume level necessary to maintain the principal of the portfolio and for reinvestment of the net profits (after tax and dividends). For every million dollars in portfolio size, the purchase volume should only be approximately four to six new loans per month.

B.   FLOORING

     Although ACA has not yet engaged in the business of flooring, the financing of inventory for automobile dealers, it intends to do so as soon as is practical. The business of flooring essentially is a financing process whereby ACA advances money directly to the auto dealer's inventory purchase source, generally auto auctions, upon receipt of title from the source. The maximum advance for auction purchased vehicles is generally the auction purchase price plus auction fees. The auction price is generally at or below NADA wholesale value but may, however, vary and be in excess of that amount. ACA earns a profit from two sources, the first being an interest charge and the second being certain fees charged for set-up, processing, title holding, administration, and payoff. These fees are charged to the dealer on a per automobile basis and may range anywhere from $75.00 to $100.00 per car. In addition, ACA may charge a monthly inspection vehicle of approximately $10.00 per vehicle. Typically each car is resold within the first 30 days.

     To illustrate, assume ACA advances $3,000.00 on a car whose retail sales price is $5,000.00 and the vehicle is resold by the dealer 30 days later. Further assume that ACA charges an interest rate of 14.5% on the advanced amount and $100.00 in administration fees. The Rate of Return on Investment, therefore, is approximately 45.4%.

EMPLOYEES

     ACA has one full time employee at the present time. It anticipates adding additional employees to process its loans in the near future as its loan volume grows. However, much of the day to day required services are provided by the servicer, GAC, thus minimizing ACA's need for employees.

FACILITIES

     ACA currently maintains its executive offices and operations in space in Silverdale, Washington which it rents from an unrelated third party. It believes that this space is adequate for its needs for the foreseeable future.


REGULATION

     ACA is not subject to any specific rules or regulations other than the Federal Truth in Lending Act.

LITIGATION

     Global Income Management, Company, a predecessor of ACA, is currently named as a defendant in a lawsuit filed in the United States Federal Court for the District of Idaho. William Fowler and Norman Short, ACA's President and Vice-President are also named as defendants in the lawsuit. ACA is not named as a defendant in the litigation.

     The litigation arises out of the issuance of a promissory note by Global Income to an Idaho resident in January, 1998. The face amount of the promissory note is $123,000 and it bears interest at the rate of 11% per annum. Subsequent to the issuance of the promissory note, ACA acquired all of the assets of Global Income and agreed to pay its liabilities. Prior to the maturity date of the note, ACA attempted to negotiate an extension of the due date and/or conversion of the note to preferred stock. It was negotiating with a representative of the holder of the note and believed that an agreement had been reached to convert the note into ACA preferred stock. In reliance on that understanding ACA prepared and delivered to the representative the documentation to effect the conversion. In the interim, the holder of the note passed away and the executor of the estate has elected not to honor the commitment by the representative to convert the note. The executor demanded payment in full and filed the lawsuit when Global and ACA declined to make the payment. It is ACA's intention to discharge its obligation under the promissory note from the proceeds of this offering. The total amount of its obligation was approximately $140,000 as of August 1, 1999.

                                   MANAGEMENT

OFFICERS  AND  DIRECTORS

     The following table sets forth the names and ages of the members of ACA's Board of Directors, executive officers, and the position with ACA held by each:

       NAME                    AGE                    POSITION
       ----                    ---                    --------

William  V. Fowler             60               Director, President,
                                                Chairman of the Board

Norman  K.  Short              40               Director, Vice President

Geraldine  Fowler              48               Director,  Treasurer  and
                                                Secretary

William  Yates                 71               Director


     Each director is elected to hold office until the next annual meeting of shareholders and until his successor has been elected and qualified. Officers are elected annually by the Board of Directors and hold office until successors are duly elected and qualified. The following is a brief account of business experience during the past five years of each director and executive officer of ACA.

     WILLIAM V. FOWLER. Mr. Fowler is an investment advisor representative for International Investment Advisors, LLC. a Registered Investment Advisor. Mr. Fowler also maintains a day-to-day, active role in the operations of autocreditaccept.com as a member of the Board of Directors and President. He is engaged by the Servicer, Global Acceptance Corporation, as Chairman of the Board


and Vice President. Mr. Fowler's background includes extensive experience in the direct sales and marketing sector. Mr. Fowler has 33 years of business management and ownership experience. His marketing background is diverse and very successful. He was born on May 20, 1939 in St Louis, Missouri and he attended college at Santa Monica City College in 1962 and 1963, majoring in Psychology & Business Administration.

     In 1997 Mr. Fowler entered into a Consent Order with the Washington State Securities Division. The circumstances underlying that Order are completely unrelated to the business or operations of ACA or any of its predecessors. Under the Order, without admitting or denying any of the allegations of a violation of the Washington State Securities Act, Mr. Fowler agreed to entry of an order administratively enjoining him from any future violations of the Washington State Securities Act. He also agreed to pay $1,000 to cover the cost of the Division's investigation of the matter. Mr. Fowler has represented that he has complied with all terms of the Order since its entry.

     NORMAN K. SHORT. Mr. Short is one of the co-founders of ACA and has maintained his executive positions with ACA since its was formed. Mr. Short has obtained a Juris Doctor Degree, a Masters Degree in Laws, Taxation, and holds a Certificate in Public Accounting as well. He has served as the Chief Executive Officer of Global Acceptance Corporation since its inception and continues to maintain an active role in the non-prime automobile finance industry through his executive positions maintained with ACA and the Servicer. Mr. Short, prior to beginning his relationship with ACA and its Servicer, practiced law primarily in the areas of tax management and planning, business formation and advisory, and representation before the Internal Revenue Service.

     GERALDINE  M.  FOWLER.  Ms.  Fowler  is  the  Secretary  and  Treasurer  of
Autocreditaccept.com She is presently engaged by the Servicer, Global Acceptance Company, in a full time salaried position as its chief accountant and as Secretary and Treasurer. She has worked in similar positions since 1995 and, before that, she was employed by the Province of Ontario, Canada as an

Environmental Officer from approximately May of 1986. Ms. Fowler received a Degree in Environmental Engineering at Lambton College of Applied Arts & Technology, Sarnia, Ontario, Canada in 1986. From 1969 to 1982 she worked for the Canadian Imperial Bank of Commerce and the Bank of Montreal in the accounting department.

     WILLIAM R. YATES. William R. Yates serves the Company in the limited capacity of Advisory Director. He has no vote on the Board of Directors nor does he have any direct managerial control. Mr. Yates has been in the finance business for over forty-six years. He has served as the Chairman of the Board and President/CEO of Imperial Thrift & Loan Association (Industrial Bank), as the Vice President/Northeast Division Area, as the General Manager of AVCO Financial Services and as the President/Representative Director of AVCO
Financial Services of Japan. Mr. Yates currently serves as Chief Operating Officer of C a B Capital Markets, Inc. and as a management consultant to Associates Financial Services Group. His career accomplishments include reorganization of Industrial Bank whereby he established a centralized control system that maximized efficiencies in a highly regulated market and achieved superior results in the Thrift Operation by increasing assets 187%, reducing the expense ratio by 54% and doubling the return on investment. Mr. Yates successfully developed a highly profitable $100 million non-prime Auto Division with a loss ratio of less than 1/10th of one percent per month and a quality mid-market Real Estate Program that produced three billion dollars of new business. He managed a 5-state regional area consisting of 90 Consumer Finance branches, 450 employees and $300 million in receivables. Additionally, he was responsible for all phases of field operations, financial planning, production, training and profitability. He designed and successfully established the only profitable Foreign Consumer Finance Company in Japan. That company currently has over 500 branches with ROI in excess of 20%. He is currently a member of the International Banking Group for BOJ. Mr. Yates studied TPC Philosophy and Management at the Musahi Institute of Technology, Tokyo, Japan. Additionally, he studied Japanese Management and Business Principals at Sophia University, Tokyo, Japan and received a degree in Business Administration and Economics from Missouri State University, Missouri.


EXECUTIVE  COMPENSATION

     As of the end of its last fiscal year ACA did not pay any compensation to any of its executive officers in connection with the services they render to it. Effective April 1, 1999 ACA began paying a salary to William Fowler in the amount of $5,000 per month.

     ACA does not presently provide group medical or life insurance for its employees, although the Board of Directors may recommend such plans be adopted in the future.

     No officer of ACA receives any additional compensation for his or her services as a director. However, directors are entitled to be reimbursed for reasonable and necessary out-of-pocket expenses incurred by them in connection with meetings of the Board of Directors or other matters of Company business. Director, William R. Yates, participates under a compensation plan whereby he receives a stipend of five hundred dollars per board meeting. Additionally, ACA reimburses Mr. Yates for his travel expenses incurred in attending board meetings. It is anticipated that Mr. Yate's stipend will be increased in the future as the need for his services increases as ACA expands its operations.

CHANGES  IN  CONTROL

     ACA is not aware of any arrangement, including the pledge by any person of securities of ACA, which may at a subsequent date result in a change in control of ACA.

RELATIONSHIPS  BETWEEN  OFFICERS  AND  DIRECTORS

     ACA's   Chief    Executive    Officer,    William    Fowler,    and   ACA's
Secretary/Treasurer, Geraldine Fowler are husband and wife.

                             PRINCIPAL STOCKHOLDERS

     The following schedule reflects the holdings of shares of common stock of ACA by each person who, at the date of this Memorandum, holds of record or is known by management of ACA to own beneficially more than 5% of the Common Shares and, in addition, by all directors and officers of ACA, individually and as a group.


Name and Address of                               Number of  Percent Before   Percent After
Owner (1)                                          Shares       Offering       Offering(2)
------------------------------------------------  ---------  ---------------  --------------
                                                                                Max.     Min.
                                                                                ----     ----

William V. and Geraldine Fowler(3)                2,090,226            48.2%    47.1%    35.2%
Norman K. Short(4)                                2,090,226            48.2%    47.1%    35.2%
                                                  ---------  ---------------  -------    ------
All officers and Directors as a group(3 persons)  4,180,452            96.4%    94.2%    70.4%

     (1)     The  address  for  all  persons  listed is 9564 Silverdale Way, Suite 201, Silverdale,
Washington  98383.

     (2)     Assumes  that  100,000  Shares  at the Minimum and 1,600,000 Shares at the Maximum are
sold  under  this  offering at $6.00 per share and that 17,339 currently issued shares of preferred stock  are  converted  into  130,043  shares  of  common  stock.

     (3)     Shares  are  held  in  the  name  of  International  Investors  Limited Partnership, a
Washington  limited  partnership,  of  which  Mr.  and  Mrs.  Fowler  is  the  general  partners.

     (4)     Shares  are held in the name of Puget Sound Diversified Investments L.P., a Washington
limited  partnership,  of  which  Mr.  Short  is  a  general  partner.

                              CERTAIN TRANSACTIONS

INITIAL  FINANCING

     On December 31, 1998, ACA had issued and outstanding 4,180,452 Common Shares to its two principal shareholders, International Investors, L.P. and Puget Sound Diversified Investments, L.P. with said Common Shares having been originally issued in consideration for a nominal amount of cash and the performance of services in the development and preparation of ACA's operating plan, marketing plan, plan of offering and distribution of its securities. Each limited partnership shareholder holds an equal number of shares in ACA as well as a fifty percent common stock interest in the Servicer. Some of ACA's costs of formation were paid by Global Income Management Company, which, in exchange for payment of said costs, received 21,320 of ACA's Preferred Shares. Those Preferred Shares have since been redeemed and the majority of them reissued to outside investors.

     There are no pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. ACA has, however, recently completed in a transaction that involved ACA's purchase of automobile loan receivables from a former affiliate, GIMC, in exchange for ACA's issuance of a combination of its Preferred Shares and its Common Shares to a number of GIMC's prior investors. In August of 1998, ACA entered into an agreement with GIMC whereby ACA agreed to purchase virtually all of GIMC's automobile installment loan portfolio, its inventory of repossessed vehicles, and certain selected deficiency account balances. In exchange, ACA agreed to distribute up to 22,871 shares of its Preferred Stock and 159,900 shares of its Common Stock. However, ACA ultimately issued 17,339 shares of its Preferred Stock, 125,000 shares of its Common Stock, and $234,484 in short term promissory notes to GIMC's investors. Prior to this transaction GIMC held 21,320 of ACA's convertible Preferred Shares. To complete the overall transaction, ACA accelerated the conversion of the 21,320 Preferred Shares held by GIMC into 159,900 Common Shares and GIMC tendered back to ACA all of the new Common Shares. ACA, in turn, distributed 125,000 of these shares to its new investors and retained the remaining 34,900 shares as treasury stock.

     The Officers and Directors of ACA identified above do not own shares in ACA directly. However, William V. Fowler and Norman K. Short are both general partners in International Investors L.P. and Puget Sound Diversified Investments L.P., respectively, with these two entities being ACA's two principal shareholders.

                                    DILUTION

     As of December 31, 1998, ACA had 4,340,352 Common Shares and 17,339 Preferred Shares issued and outstanding. The Preferred Shares are convertible into 130,043 Common Shares. Dilution is the reduction of value in a purchaser's investment measured by the difference between the price of the shares in this offering and the net tangible book value at December 31, 1998 plus the increase attributable to purchases by investors in this Offering. Net tangible book value per share represents the amount of ACA's tangible assets in excess of its liabilities, divided by the number of shares outstanding.

     The following tables summarize the difference between the number of shares purchased from ACA, the total consideration paid in cash, and the average price per share paid by existing shareholders and the purchaser of shares in this Offering as of December 31, 1998 at both the Minimum and Maximum levels assuming a per share purchase price of $6.00.


SALE  OF  MINIMUM  NUMBER  OF  SHARES
-------------------------------------

                                               Total Cash        Average
                         Shares Purchased     Consideration       Price
                       -------------------  ------------------  ---------
                        Number    Percent    Amount   Percent   per Share
                       ---------  --------  --------  --------  ---------
Founding Shareholders  4,180,452     94.1%  $  1,100      .20%  $.0003
Other Shareholders       159,900      3.6%  $  5,364      .90%  $ .034
New Investors            100,000      2.3%  $600,000     98.9%  $ 6.00
                       ---------            --------  --------
     Totals            4,440,352    100.0%  $606,464    100.0%
                       =========  ========  ========  ========



SALE  OF  MAXIMUM  NUMBER  OF  SHARES
-------------------------------------

                                                     Total Cash        Average
                               Shares Purchased     Consideration       Price
                             -------------------  ------------------  ---------
                              Number    Percent    Amount   Percent   per Share
                             ---------  --------  --------  --------  ---------
Founding Shareholders(1)(2)  4,180,452     70.4%  $    1,100      .03%  $.0003
Other Shareholders (3)         159,900      2.7%  $    5,364      .07%  $ .034
New Investors                1,600,000     26.9%  $9,600,000     99.9%  $ 6.00
                             ---------            ----------  --------
     Totals                  5,940,352    100.0%  $9,606,464    100.0%
                             =========  ========  ==========  ========

     On conclusion of this offering, assuming 100,000 Shares are sold at the Minimum or 1,600,000 Shares are sold at the Maximum for $6.00, the proforma net tangible book value to the existing shareholders and the decrease in net tangible book value to purchasers of shares in the offering are summarized in the following table:

                                                             Minimum    Maximum
                                                            Proceeds   Proceeds
                                                            ---------  ---------

Offering Price                                              $    6.00  $    6.00

Net tangible book value per share at December 31, 1998 (1)  $    0.05  $    0.05

Increase attributable to purchases by new investors         $    0.13  $    1.60

Net tangible book value per share at December 31, 1998
as adjusted for this offering, before deducting offering
expenses (2)                                                $    0.18  $    1.65

Dilution of net tangible book value to new investors        $    5.82  $    4.35

(1)  Common  Shares only.
(2)  Assumes no conversion of outstanding preferred shares.

                                 CAPITALIZATION

     The following table sets forth the capitalization of ACA at December 31, 1998, as adjusted to reflect the sale of 100,000 Shares at the Minimum and 1,600,000 at the Maximum at the offering price of $6.00 per share, and the receipt of the anticipated proceeds in the amount of $600,000 at the Minimum and $9,600,000 at the Maximum, net of estimated offering expenses of $115,000 and $1,078,000, respectively.

                                                       December  31,  1998

                                                    Actual        As  Adjusted
                                                  ---------  ---------------------
                                                              Minimum    Maximum
                                                              Proceeds   Proceeds
                                                             ---------  ----------
Long-term notes payable, net of current portion.  $   0.00   $   0.00   $     0.00

Stockholders' Equity:
     Common Stock (no par value),
     32,500,000 shares authorized and
     4,340,352 issued at December 31, 1998;
     4,440,352 Shares if minimum and
     5,940,352 Shares if maximum, outstanding upon completion of this offering (1)

Retained Earnings (Deficit). . . . . . . . . . .   (97,809)   (97,809)     (97,809)
                                                  ---------  ---------  -----------

Total Stockholders' Equity . . . . . . . . . . .   304,361    789,361    8,826,361
                                                  ---------  ---------  -----------

Total Capitalization . . . . . . . . . . . . . .  $206,552   $691,552   $8,728,552
                                                  =========  =========  ===========

(1)  Assumes  all  issued  and outstanding shares of preferred stock were converted into  shares  of  common  stock.

                            DESCRIPTION OF SECURITIES

COMMON  SHARES

     ACA's Articles of Incorporation, as amended, authorize the issuance of up to 32,500,000 no par value Common Shares. Each holder of record of Common Shares is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. Cumulative voting is not authorized by the Articles of Incorporation.

     Holders of outstanding Common Shares are entitled to those dividends declared by the Board of Directors out of legally available funds, and, in the event of liquidation, dissolution or winding up of the affairs of ACA, holders are entitled to receive ratably the net assets of ACA available to other Common Shareholders. Holders of outstanding Common Shares have no preemptive, conversion or redemptive rights. All of the issued and outstanding Common Shares are, and all unissued Common Shares, when offered and sold will be, duly authorized, validly issued, fully paid and nonassessable. To the extent that additional Common Shares of ACA are issued, the relative interests of the then existing shareholders may be diluted.

DIVIDEND  POLICY

     Holders of Common Shares are entitled to dividends in the discretion of the Board of Directors and payment thereof will depend upon, among other things, ACA's earnings, its capital requirements and its overall financial condition. ACA has not paid any cash dividends on its Common Shares since inception and intends to follow a policy of retaining any earnings to finance the development and growth of its business. Accordingly, ACA does not anticipate the payment of cash dividends upon its Common Shares in the foreseeable future.

MARKET  FOR  COMMON  SHARES

     There is currently no public market for the Common Shares of ACA, and there can be no assurance that a trading market will develop in the future. Further, the outstanding Common Shares are restricted securities as that term is defined in Rule 144 under the 1933 Act, and can not be resold without registration under the 1933 Act or an exemption from registration.

PREFERRED SHARES

     ACA's Articles of Incorporation, as amended, authorize the issuance of up to 1,000,000 Class "A" 12% Cumulative, Convertible, no par value Preferred Shares. There are 17,339 Preferred Shares issued and outstanding as of the date of this Memorandum. ACA may fix designations, preferences, powers, dividend rights, conversion rights, voting rights, terms of redemption's and liquidating preferences. Any or all of these may be greater than the rights of the Common Shares.

     Preferred  dividends

     Holders of outstanding Preferred Shares are entitled to receive, when, as declared by the Board of Directors of ACA, out of funds legally available therefore, cumulative cash dividends at the rate of 12% per annum of the stated value of $30.00 per share, or $3.60 per share per annum, and no more. Dividends on the Preferred Shares if not paid in a particular year, will accrue. Each dividend will be payable to holders of record as they appear on the stock records of ACA on the record date of the dividend.

     No cash dividends may be declared or paid or set for payment on any class of stock ranking as to dividends junior to the Preferred Shares unless full annual dividends have been paid or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereby set apart for such payment.

     Preferred  conversion

     The holders of the Preferred Shares are entitled at any time beginning six months following the close of this offering, subject to prior redemption, to convert the Preferred Shares into ACA's Common Shares, at a rate of seven and a half Common Shares for each one Preferred Share, provided that the average bid price of the Common Shares is at least $4.00 per share for the twenty trading days prior to such conversion date. The conversion ratio is subject to adjustment as set forth below. ACA is not required to issue fractional Common Shares upon conversion of the Preferred Shares and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Shares on the last business day prior to the date of conversion. In the case of Preferred Shares called for redemption, conversion rights will expire at the close of business the tenth business day prior to the redemption date.


     Preferred  call  feature

     The Preferred Shares are callable by ACA at any time that the average bid price of the Preferred Shares is at least $4.80 per share for the twenty trading days prior to such call. The holders of the Preferred Shares will be required to surrender and deliver, duly endorsed, the certificate or certificates representing the number of Preferred Shares being called by ACA at its office or to the transfer agent at their offices.

     Preferred  liquidation

     Upon dissolution, liquidation or winding up of ACA, the holders of the Preferred Shares shall be entitled to receive and to be paid out of the assets of ACA available for distribution to its stockholders, before any payment or distribution shall be made on the Common Shares or any class of stock ranking junior to the Preferred Shares upon liquidation, 100% of the stated value amount per share, plus a sum equal to all unpaid dividends thereon to the date of final distribution.

     Neither the sale of all or substantially all of the property or business of ACA, nor the merger or consolidation of ACA into or with any other corporation or the merger or consolidation of any other corporation into or with ACA shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary. After the payment to the holders of Preferred Shares or the full liquidation preference provided above, the holders of Preferred Shares as such shall have no right to claim to any of the remaining assets of ACA. In the event the assets of ACA available for distribution to holders of Preferred Shares upon any dissolution, liquidation or winding up of ACA, whether voluntary or involuntary, shall be insufficient to pay in full all amounts which such holders are entitled, no distribution shall be made on account of any Common Shares unless proportionate distribution amounts shall be paid on account of the Preferred Shares ratably, in proportion to the full distribution amounts for which holders of all such shares are respectively entitled upon such dissolution, liquidation or winding up.

STOCK  OPTIONS  &  WARRANTS

     There are no stock options or warrants authorized or issued.

TRANSFER  AGENT  AND  REGISTRAR

     The transfer agent and registrar for the Common Shares will be performed by ACA until such time as there are enough stockholders to require outside services.

DETERMINATION  OF  OFFERING  PRICE

     The offering price for the Shares was determined by ACA based a variety of factors and does not bear any direct relationship to the assets, results of operations to date or book value of ACA or to any other historically based criteria of value. In determining such price, consideration was given to, among other things, ACA's initial and projected operating results, its prospects and earnings potential, its management and the risks associated with an investment in the Shares. Additional consideration was given to the general state of the economy, the specialty pizza industry and other factors which management deemed material.

REPORTS  TO  SHAREHOLDERS

     ACA intends to furnish its shareholders with annual reports which will describe the nature and scope of ACA's business and operations for the prior year and will contain a copy of ACA's financial statements for its most recent fiscal year.

WASHINGTON  STATUTES

     Section 23B.08 of the Revised Code of Washington, as amended, authorizes a Washington corporation to indemnify its officers and directors, against claims or liabilities arising out of such person's conduct as officers and directors if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of ACA. The Articles of Incorporation provide for indemnification of the directors and officers of ACA. In addition, Article 11 of the By-Laws of ACA provide for indemnification of the directors, officers, employees or agents of ACA. In general, these provisions provide for indemnification in instances when such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of ACA. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of ACA pursuant to the foregoing provisions, or otherwise, ACA has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

                              PLAN OF DISTRIBUTION

     ACA is presently offering its Common Shares pursuant to federal regulations relating to Form SB-1 and concurrent state regulations. ACA is offering a minimum of 100,000 and a maximum of 1,600,000 of its Common Shares at $6.00 per share for an aggregate Offering amount of $600,000 at the minimum and $9,600,000 at the maximum offering. ACA reserves the right to terminate this Offering at any time prior to the closing date of this Offering. The Offering will be managed and the Shares will be offered and sold by or through ACA's officers, directors, and agents on a "best efforts" basis. Such officers will not receive separate compensation in connection with the offer and sale of the Shares.

     Shares are offered only to bona fide residents of states where the Offering has been qualified to be made. The Shares will be offered by officers of ACA subject to applicable federal and state securities laws. No commission or other remuneration will be paid with respect to the sale of Shares in this offering. No broker or dealer has been retained or is under any obligation to sell or purchase any of the Shares. However, ACA may obtain the services of securities brokers and/or dealers in the future to assist it in the offer and sale of the Shares. In such event, a commission may be paid to these broker-dealers as agents of ACA, where allowed by law, in an amount not to exceed 10% of the gross offering proceeds received on sales of the Shares made by them. ACA may also agree to reimburse such participating broker-dealers for expenses incurred in connection with the offering, on a non-accountable basis. ACA and the participating broker-dealers may further agree to indemnify each other against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, the 1933 "Act".


ESCROW  ACCOUNT

     This offering is being made on a "best efforts" basis and there is no assurance that all or any of the Shares offered will be subscribed. The offer will terminate if the Minimum of 100,000 shares are not sold by September 30, 2000, unless extended by ACA to September 30, 2001. All funds paid to ACA by investors in subscriptions for shares will be placed in an escrow account with First Trust Bank, NA, until ACA has received subscriptions for the minimum of 100,000 shares, at which time the escrow will be terminated and the funds in the escrow will be released to ACA to allow for the closing of this transaction. If ACA does not receive subscriptions for 100,000 shares by March 1, 2000 (unless extended in ACA's sole discretion to September 30, 2000), then the funds held in escrow will be returned to subscribers with interest earned, if any, and the offering will be terminated. ACA will pay all bank charges related to establishing and maintaining the Escrow Account. In no event will the bank charges be deducted from the principal of any subscription for the shares. There can be no assurance that all Shares offered hereunder will be sold.

     When and if the minimum is sold and the proceeds therefrom are deposited into the escrow account, the escrow account will be closed and all proceeds therein, including interest, will be delivered to ACA. After the escrow account is closed, ACA may continue the offering until the earlier of the sale of all shares or September 30, 2000. All proceeds from the sale of shares after the minimum is sold will be paid directly to ACA and will be immediately available for use by ACA for the purposes described herein.

SUBSCRIPTION  PROCEDURES

     ACA proposes to sell the 1,600,000 shares of ACA stock at $6.00 per share. Unless notified to the contrary, persons wishing to purchase Shares in this offering should complete and deliver to ACA a Subscription Agreement, together with the purchase price payable in cash or check. Checks should be made payable to "First Trust Bank, for Auto Credit Acceptance, Ltd." Upon receipt of the Subscription Documents, ACA will promptly review them to confirm the suitability of the investor. If the investor is suitable and the subscription is not rejected by ACA, the check for the purchase price will be deposited into the escrow account at First Trust Bank, NA. If, for any reason, ACA determines the investor is not suitable or if it rejects the subscription for any other reason, the investor's check and all subscription documents will be promptly returned to the investor without interest and without deduction.

MINIMUM  PURCHASE

     The minimum number of shares any single investor may purchase pursuant to this offering is 100 at a total minimum price of $600.00.


                         SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, ACA will have, assuming the maximum number of Shares offered herein are sold and assuming full conversion of all issued and outstanding preferred shares, 4,470,395 shares of Common Stock issued and outstanding. The Shares of Common Stock sold in this offering will be freely transferable without restrictions or further registration under the Securities Act. This does not include those shares purchased and/or held by an "affiliate" (as that term is defined under the Securities Act) of ACA who will be subject to the resale limitations of Rule 144 promulgated under the Act if and when ACA's securities qualify for the resale exemption afforded by Rule 144. Although no trading market currently exists for the Common Shares, ACA anticipates that it will make application to the NASD's Over-the-Counter Bulletin Board market upon the sale of the maximum aggregate amount of this Offering.

     The shares of Common Stock owned by "control persons", officers and directors are deemed "restricted securities" as that term is defined under the Securities Act and in the future may be sold under Rule 144 at such time as ACA's securities qualify for the resale exception afforded by said rule. Rule 144 provides, in essence, that a person holding restricted securities for a period of one year may re-sell shares every three (3) months, in brokerage transactions and/or market maker transactions, in an amount equal to the treater of (a) one per-cent (1%) of ACA's issued and outstanding Common Stock or (b) the average weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who is not an affiliate of ACA and who has satisfied a two year holding period.

     Additionally, shares underlying employee stock options granted, to the extent vested and exercised, may be resold beginning on the ninety-first day after the effective date of a prospectus, offering circular, or offering memorandum pursuant to Rule 701 promulgated under the Securities Act.

     Upon completion of the Offering, and assuming all Shares offered hereby are subscribed to and assuming full conversion of all outstanding Preferred Shares, ACA will have 6,070,395 shares of Common Stock outstanding, of which 1,600,000 Shares will be freely transferable without restriction under the Securities Act. Of the remaining shares of Common Stock which will be outstanding (again, assuming full conversion of all Preferred Shares) 4,470,395 shares will be held by existing shareholders who, at the date of this Memorandum, have not held beneficial ownership thereof for at least one year. Such shares will not qualify for resale under Rule 144 until each shareholder holds the shares for at least one year. At the end of one year from when the shares were issued these shareholders will be able to sell their shares, assuming that a trading market has been established for the shares. There will be certain volume and manner of sale limitations imposed on such shareholders at the time of resale if and when a public market for the shares develops. Of the total 4,470,395 shares which have not yet been held for at least one year, 4,180,452 shares are held by affiliates and will continue to be subject to volume and manner resale limitations. However, within six months from the date of this prospectus,
approximately                       shares  of  common  stock  held  by  current
             ----------------------
shareholders will be eligible for resale in a public market in reliance on Rule 144 without volume and manner of sale limitations, commencing 90 days after ACA meets the issuer conditions of Rule 144. The remaining 4,470,395 shares held by affiliates will be eligible for resale in a public market in reliance on Rule 144 with the volume and manner of sale limitations imposed upon affiliates of the issuer. Currently, none of ACA's shares of Common Stock are available for resale under Rule 144 since ACA has not met all of the conditions required by the rule, specifically, ACA has not made certain information available to the public as required by Rule 144(c). Future resales under Rule 144, if and when ACA meets the conditions of Rule 144, may have an adverse effect on the market price of the Shares of Common Stock issued to subscribers in this Offering.

     There has been no public market for the common stock of ACA. Although, ACA believes a public market will be established at some future time, there can be no assurances that a public market for the shares offered herein will develop. If a public market for the Shares does develop at a future time, sales of shares by shareholders of substantial amounts of Common Stock of ACA in the public market could adversely affect the prevailing market price and could impair ACA's future ability to raise capital through the sale of its equity securities.


                                  LEGAL MATTERS

     The validity of the shares offered herein will be opined on for us by the Law Offices of Jack G. Orr, P.S. of Tacoma, Washington, which has acted as our outside legal counsel in relation to certain, restricted tasks.


                              AVAILABLE INFORMATION

     We have filed with the Securities and Exchange Commission in Washington, D.C., a registration statement on Form SB-1 under the Securities Act of 1933, as amended, with respect to the shares we are offering. Prior to the effective date of the Registration Statement ACA was not subject to the information requirements of the Securities Exchange Ac t of 1934, as amended, (the "Exchange Act"). At the time of the effectiveness of the Registration Statement ACA became a "reporting company" and is required to file reports pursuant to the provisions of the Exchange Act. This Prospectus does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and exhibits thereto for further information with respect to ACA and the Debentures to which this Prospectus relates. Copies of the Registration Statement and other information filed by ACA with the Commission can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C. at 450 Fifth Street, N.W., Washington, DC 20549 and at certain of its regional offices which are located in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, NY 10048, and the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the Commission maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants such as the Issuer, that filed electronically with the Commission at the following Internet address: (http:www.sec.gov).DIRECTORS OF THE COMPANY

                          AUTO CREDIT ACCEPTANCE, LTD.
                         (d/b/a autocreditcceptance.com)

                              Financial Statements

                                December 31, 1998

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Auto Credit Acceptance, Ltd.
(d/b/a autocreditaccept.com)


     I have audited the accompanying balance sheet of Auto Credit Acceptance, Ltd. (d/b/a autocreditaccept.com) as of December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform-n the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for our opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Auto Credit Acceptance, Ltd. as of December 31, 1998, and the results of its operations and its cash flows for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that Auto Credit Acceptance, Ltd. will continue as a going concern. There is substantial doubt about the Company's ability to continue as a going concern as a result of recurrent losses and negative working capital. Management's plans in regard to these matters are also described in note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





W.  Alan  Jorgensen
Certified  Public  Accountant



May  18,1999
Seattle,  WA

                                AUTO CREDIT ACCEPTANCE, LTD.
                               d/b/a autocreditacceptance.com

                                       BALANCE SHEET

                                                                                  UNAUDITED
                                                                            AS OF     AS OF
                                                                        12/31/98    3/31/99
  ASSETS
  Current

  Cash . . . . . . . . . . . . . . . . . . . . . . . . . .  Note 2     $  10,807   $  10,270

  Contracts Receivable . . . . . . . . . . . . . . . . . .  Note 3
  (less allowance of $96,833 - 12/31, and $107,427 - 3/31)  Note 2       554,131     535,621
  Prepaid Expenses . . . . . . . . . . . . . . . . . . . .                            12,667

  total assets . . . . . . . . . . . . . . . . . . . . . .              $564,937   $ 558,558

  LIABILITIES
  Current
  Accrued Interest Payable . . . . . . . . . . . . . . . .              $    902       9,839
  Notes Payable. . . . . . . . . . . . . . . . . . . . . .  Note 4       357,484     357,484

  total current liabilities. . . . . . . . . . . . . . . .              $358,386   $ 367,323

  CONTINGENCIES. . . . . . . . . . . . . . . . . . . . . .  Note 8

  STOCKHOLDERS' EQUITY . . . . . . . . . . . . . . . . . .  Note 5     $ 297,896   $ 297,896
  PREFERRED SHARES - 2,000,000 Shares
  authorized, 15,699 Shares Issued and outstanding,
  $30 stated (discounted
  $222,274),12% cummulative, convertible.
  COMMON STOCK - 32,500,000 shares . . . . . . . . . . . .  Note 5         6,464       6,464

  Deficit. . . . . . . . . . . . . . . . . . . . . . . . .               (97,809)   (113,125)


  total equities and liabilities . . . . . . . . . . . . .              $564,937   $ 558,558


                              See Notes to the financial statements


             AUTO  CREDIT  ACCEPTANCE,  LTD.
            d/b/a Auto Credit Acceptance.com

               STATEMENT OF OPERATIONS

                                         UNAUDITED

                             YEAR ENDED  QTR ENDED
                               12/31/98    3/31/99
  REVENUE
  Interest Income. . . . . .  $  46,262   $ 37,759

  Discount Income. . . . . .        735

  Total Revenue. . . . . . .  $  46,997   $ 37,759


  EXPENSES
  Interest . . . . . . . . .     19,005     26,330
  Service Fees . . . . . . .     18,041     12,726
  Provision for bad debts. .     96,833     10,594
  General and Administrative     10,928      3,425

  Total Expenses . . . . . .    144,806     53,075

  NET LOSS FROM OPERATIONS .  $ (97,809)  $(15,316)




Basic loss per share   (Note 5)   $(0.034)   $ (0.005).
                                  -------      -------


Weighted average of common shares outstanding for fiscal 1998 - 2,874,411 shares


               See  Notes  to  the  financial  statements


               AUTO  CREDIT  ACCEPTANCE,  LTD.
               d/b/a  autocreditacceptance.com

                    STATEMENT OF CASH FLOWS

                                       UNAUDITED

                                       YEAR ENDED    QTR ENDED
                                        12/31/98      3/31/99
NET LOSS FROM OPERATIONS . . . . .    $   (97,809)  $  (15,316)
Reconciliation of net loss to cash
used in operating activities

  Compensatory shares issued . . . .        1,000
  Increase in Unearned Income. . . .        4,418
  Provision for Bad Debt Expense . .       96,833       10,594
  Increase in Prepaids . . . . . . .                   (12,667)

Changes in operating Items
  Interest Payable . . . . . . . . .          902        8,937

  Contracts Receivable . . . . . . .                     7,915
CASH FROM OPERATING ACTIVITIES . .    $    41,503   $     (537)

Investing Activities
Cash used in investing activities.    $         -   $

Financing Activities
  issue of Common Shares . . . . . .        5,464

CASH FROM FINANCING ACTIVITIES . .    $     5,464   $        -


  Beginning Cash . . . . . . . . . .  $         -   $   10,807
  Change in Cash . . . . . . . . . .       10,807         (537)
  Ending Cash. . . . . . . . . . . .  $    10,807   $   10,270


NON-CASH FINANCING AND INVESTING ACTIVITIES DURING 1998:

Short  Term  Notes  Payable  Exchanged  for  Contracts   $357,484

Issuance of Preferred Stock for Contracts
(net of cost of issuing and discount on Preferred of $222,274)  $297,896

See  Notes  to  the  financial  statementsr


                                       AUTO CREDIT ACCEPTANCE, LTD.
                                      d/b/a autocreditacceptance.com
                                    Statement of Shareholders' Equity
              For year ended December 31, 1998 and 3 months Ended March 31, 1999 (Unaudited)


                                         Common
                                        ---------                      Preferred Shares
                                        Price per                      ----------------
                                           Share        Shares     Amount   Shares     Amount     Deficit   totals
                                        -----------  -----------  -------  --------  ----------  --------  -------
Common Shares for services              $     0.10        1,000       100                                  $    100

Common Shares for cash
Issued April 1998                       $    0.034      159,900     5,364                                     5,364

Common Shares for services
Issued May 1998  Note 4                 $     0.00    4,179,452     1,000                                     1,000

Preferred Shares issued for
Contracts Receivable.issued
Mav to Dec. 1998 Notes 4 and 5                                               17,339   520,170               520,170

Discount on Preferred Shares                                                         (222,274)             (222,274)

Net Operating Loss for 1998                                                                      (97,809)   (97,809)

December 31, 1998                        4,340,352     $  6,464              17,339  $297,896  $ (97,809)  $206,552

First Qtr Operating Loss (Unaudited)                                                           $ (15,316)  $(15,316)

March 31, 1999 - UNAUDITED               4,340,352        6,464     7,339            $297,896  $(113,125)  $191,236

See Notes to the financial statements

AUTOMOBILE CREDIT ACCEPTANCE, LTD. D/B/A AUTOCREDITACCEPT.COM NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 1998

NOTE  1  -  NATURE  OF  OPERATIONS

Auto Credit Acceptance, Ltd. ("Company") was incorporated in Washington State on December 22, 1997. autocreditaccept.com, is the Company's registered trade name. The Company was organized to be in the business of purchasing and holding retail installment contracts for vehicle purchasers who are at varying levels of credit risk below prime. The Company operates in the non-prime consumer lending market where the rate of default on consumer loans is higher than in the prime market.

The Company, through its servicer Global Acceptance Corporation ("GAC"), an affiliate, initiates and purchases automobile loans in the non-prime market. (See Note 4).

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

REVENUE

Revenue is recognized when earned using the effective interest method and uncertainties related to cash collection are resolved.

ALLOWANCE  FOR  BAD  DEBTS

The Company estimates its allowance for bad debts based on a stratified aging of its Contracts receivable. Contracts are considered late when payments are over 30 days past due. The allowance for bad debts is estimated net of any proceeds from the sale of automobiles securing the Contracts. All Contracts are secured by automobiles. At December 31, 1998 Contracts which were considered by Management to be delinquent totaled $60,814, and Contracts for which the underlying collateral had been repossessed totaled $68,028. An allowance for doubtful accounts has been established and a provision for bad debts has been reflected in the financial statements for fiscal 1998 in the amount of $96,833. Management estimates that the net recovery for repossessed collateral is 25% of the loan amount.

DISPOSITION  OF  COLLATERAL

Cost related to the acquisition and disposition of loan collateral (repossessed automobiles) is reflected as an expense in the period incurred. Any net proceeds received by the Company from the sale of repossessed automobiles offsets the principal and interest owing. The company continues with efforts through the Courts to collect any amounts owing after the collateral is sold.

CASH  AND  SHORT-TERM  DEPOSITS

Cash and short-term deposits include government treasury bills and bankers' acceptances with maturities no longer than 90 days, together with accrued interest.

GOING  CONCERN

The Company's ability to continue as a going concern is dependent upon uncertainties related to the Company obtaining profitable operations and reconfiguring its capital structure consistent with its operations, including paying down or refinancing the short term notes. The 'II be accompanying financial statements have been prepared on the basis that the Company will be able to continue in existence as a going concern. These statements do not include any adjustments that might result from the outcome of this uncertainty



AUTOMOBILE CREDIT ACCEPTANCE, LTD. D/B/A AUTOCREDITACCEPT.COM NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 1998

FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS

The Company's financial instruments include cash, receivables, interest payable, notes payable and preferred shares. Except for preferred shares, the Company believes that the fair value of these financial instruments approximates their carrying amounts based on current market indicators, such as prevailing market rates. It is not practicable to estimate the fair value of preferred shares, due primarily to the uncertainty surrounding the timing of cash flows.

USE  OF  ESTIMATES

Preparing financial statements in conformity with generally accepted accounting principles requires management to make judgments for estimates and assumptions that affect the assets, liabilities, and disclosures of contingent assets and liabilities reported in financial statements as well as the revenues and expenses reported for the period. Actual results may differ from these estimates.

RECENT  ACCOUNTING  PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128: Earnings per Share ("SFAS 128"), effective for fiscal periods ending after December 15, 1997. Among other things SFAS 128 replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures. Basic EPS excludes dilutive securities and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common shares and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

STOCK-BASED  COMPENSATION

In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 (SFAS 123) which addresses the accounting for stock-based compensation arrangements. SFAS 123 permits a company to choose either a new fair-value-based method or the current APB Opinion 25 intrinsic-value-based method of accounting for stock-option-based compensation arrangements. The Company has adopted SFAS 123 for the year ending December 31, 1998 and thereafter. Management will continue to record stock-based compensation using current APB Opinion 25 intrinsic-value-based method and, therefore, believes adoption of SFAS 123 will not impact the Company's financial position and results of operations.

NOTE  3  -  CONTRACTS  RECEIVABLE

At December 31, 1998 the median loan balance is $5,352; the Company's loan portfolio average effective interest rate is 26.62%; and the typical loan is made for 36 to 48 months. $4,921 of deferred interest income was reflected as a reduction of Contracts at December 31, 1998.

NOTE  4  -  RELATED  PARTY  TRANSACTIONS

During 1998 the Company acquired its principal operating assets, the retail automobile installment contracts receivable portfolio ("Contracts"), from its predecessor, having an aggregate net book value of $554,131. The Company paid for these contracts by issuing to certain investors of the predecessor: (1) three notes payable totaling $357,484, (2)15,225 Preferred Shares and, (3) 125,000 Common Shares for the Contracts. (See Note 5).

During 1998, the Company has entered into a 5 year agreement with GAC, an affiliate, whereby GAC is to originate, service, collect and hold the Company's Contracts. GAC is compensated for it contribution based on the ten-ns of the agreement which were determined at non-arms length. Under the terms of this contract the


AUTOMOBILE CREDIT ACCEPTANCE, LTD. D/B/A AUTOCREDITACCEPT.COM NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 1998

Company pays GAC .75% (9% annually) of the book value of the Contracts each month. In addition, the Company pays for certain out of pocket costs incurred by GAC related to repossessions and other administrative costs. During fiscal 1998, the Company paid GAC $18,041 pursuant to this agreement. GAC is controlled by certain officers and directors of the Company.

NOTE  5  -  SECURITIES

PREFERRED  SHARES  -  ISSUED

17,339 Preferred Shares having $520,170 face value were issued during 1998 to shareholders of an affiliate in exchange for Contracts receivable. Because of valuation issues relating to the contracts and the Preferred Shares, the Preferred Shares were issued at a $222,291 discount.

Holders of outstanding Preferred Shares are entitled to receive, when, if and as declared by the Board of Directors cumulative, 12% cash dividends on the stated par of $30 for each outstanding Preferred Share.

Beginning six months after the close of a successful public offering of the Company's Common Shares, the holders of Preferred Shares will be entitled (unless the preferred shares are called) to convert the Preferred Shares into the Company's Common Shares. The conversion rate is 7.5 Common Shares for each Preferred Share (except fractional shares are not issued), provided that the average bid price of the Common Shares is at least $4.00 per share for twenty trading days prior to such conversion date. However, if the Company exercises the call provision for the Preferred Shares, the conversion period will expire on the tenth day prior to the redemption date.

The Preferred Shares are callable by the Company at any time that the average bid price of the Preferred Shares is at least $4.80 per share for twenty trading days prior to such call.

Upon dissolution, liquidation or winding up of the Company, the holders of the Preferred Shares shall be entitled to receive and to be paid out of the assets of the Company available for distribution to its stockholders, before any payment or distribution shall be made on the Common Shares or any class of stock ranking junior to the Preferred Shares, 100% of the stated value amount per share, plus all unpaid dividends.

PREFERRED  SHARES  -  NOT  ISSUED

The Company's Articles of Incorporation provide that UP to 2,000,000, 12% Cumulative, Convertible, no par value Preferred Shares may be issued. The Articles further provide that the Company may fix designations, preferences, powers, dividend rights, conversion rights, ten-ns of redemption, and liquidation preferences of the yet to be issued shares. Any or all of these may be greater than the rights of the Common Shares.

LOSS  PER  SHARE  CALCULATIONS:

Basic loss per share information is calculated on a weighted average of shares outstanding for FISCAL 1998. Fully diluted loss per share is not presented due to the indeterminable aspects of the conversion and call provisions of the preferred stock.

NOTE  6  -  NOTES  PAYABLE

LOANS  FROM  AFFILIATES

At December 31, 1998, the Company owed $357,484 to three note holders of the predecessor company. These notes are unsecured with an annual interest rate of 10%. One of the notes for $123,000 is due on demand and demand for payment has been made. The other two notes are due June 30, 1999.

AUTOMOBILE CREDIT ACCEPTANCE, LTD. D/B/A AUTOCREDITACCEPT.COM NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 1998

NOTE  7  -  INCOME  TAXES

The  Company  has  no  federal  income  tax  liability  for  1998.

NOTE  8  -  COMMITMENTS  AND  CONTINGENCIES

AUTOMOBILE CREDIT ACCEPTANCE, LTD. D/B/A AUTOCREDITACCEPT.COM NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 1998

CONTINGENCY

The Company received a subpoena from the Securities Division for Washington State dated April 12, 1999. The inquiry relates to the issuance of securities during the Company's fon-native stage. Management and its corporate securities counsel is of the view that it is not likely that the Company will incur significant cost or otherwise be inhibited from operating in its intended business.

UNCERTAINTY  DUE  TO  THE  YEAR  2000  ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date.

The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. Management has taken steps to deal with any impact of the Year 2000 Issue. However, it is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM  24.  INDEMNIFICATION.

     Article VIII of the Registrant's Articles of Incorporation provides as follows:

     The personal liability of a director or the directors to the corporation or its shareholders for monetary damages is hereby eliminated for any conduct as a director except acts or omissions that involve intentional misconduct or a knowing violation of law by a director, for conduct violating RCW 23B.08.310, or for any transaction from which a director will personally receive a benefit in money, property, or services to which a director is not legally entitled.

     If the Washington Business Corporation Act is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the full extent permitted by the Washington Business Corporation Act, as so amended. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification for or with respect to an act or omission of such director occurring prior to such repeal or modification.



ITEM  25.  OTHER  EXPENSES  OF  ISSUANCE  AND  DISTRIBUTION.

     SEC  Registration  Fee                      $
     NASD  Filing  Fee
     Blue Sky Qualification Fees and Expenses      3,000*
     Accounting  Fees  and  Expenses              10,000*
     Legal  Fees  and  Disbursements              30,000*
     Printing  Expenses                            5,000*
     Miscellaneous  Expenses
     Total  Expenses                             $

     *  Estimated  Item

ITEM  26.  RECENT  SALES  OF  UNREGISTERED  SECURITIES

     In connection with the organization of the Registrant, a total of 40,000 shares of Common Stock of the Registrant were sold at a price of $1.00 per share for an aggregate price for all shares of $40,000. The shares were sold to the officers and directors and to one family an officer and director of the Registrant in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder.

     The names and identities of the persons to whom the securities were issued are as follows:

                                              NUMBER OF      $
LAST  NAME     FIRST  NAME(S)     IDENTITY     SHARES      AMOUNT


ITEM  27.  EXHIBITS

     The following is a list of exhibits filed with this Registration Statement:

Exhibit  No.
------------

2.1     Articles  of  Incorporation,  as  amended
2.2     Bylaws*
3.1     Form  of  Share  Certificate
4       Subscription  Agreement*
6.1     Servicing  Agreement  with  Global  Acceptance  Corporation
10.1    Consent  of  Alan  Jorgenson,  CPA
10.2    Consent  of  Law  Offices  of  Jack  G.  Orr,  P.S.
11      Opinion  of  Law  Offices  of  Jack  G.  Orr,  P.S.


ITEM  28.  UNDERTAKINGS.

     (a)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


ITEM 29. FINANCIAL  STATEMENTS.

     Not Applicable

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SIGNATURES

     The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Silverdale,
State  of  Washington,  on          ,  1999.
                           --------


                                   AUTO  CREDIT  ACCEPTANCE,  LTD.


                                   By  s/ William  V.  Fowler
                                       ---------------------------------
                                          William  V.  Fowler, President

     This registration statement was signed by the following persons in the capacities and on the dates stated.

NAME                          TITLE                                    DATE
----                          -----                                    ----

s/
-------------------           President, Chairman of the Board         ___/99
William  V.  Fowler           and  Director


s/
-------------------           Vice-President                           ___/99
Norman  K.  Short             and  Director

s/
-------------------           Secretary-Treasurer                      ___/99
Geraldine  Fowler             And  Director

s/                            Director                                 ___/99
-------------------
William  Yates

                                    PART III

ITEM  1.  INDEX  TO  EXHIBITS


     The following is a list of exhibits filed with this Registration Statement:

Exhibit No.                                                                 Page
-----------                                                                 ----

2.1     Articles  of  Incorporation,  as  amended
2.2     Bylaws*
3.1     Form  of  Share  Certificate
4       Subscription  Agreement*
6.1     Servicing Agreement with Global Acceptance Corporation

10.1    Consent  of  Alan  Jorgenson,  CPA
10.2    Consent  of  Law  Offices  of  Jack  G.  Orr,  P.S.
11      Opinion  of  Law  Offices  of  Jack  G.  Orr,  P.S.

--------------------------------
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